UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person

     Peter C. Georgiopoulos
     c/o General Maritime Corporation
     35 West 56th Street
     New York, NY  10019

2. Issuer Name and Ticker or Trading Symbol

   General Maritime Corporation ("GMR")

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

   June 2001

5. If Amendment, Date of Original (Month/Year)

   June 2001

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)

   Chairman and Chief Executive Officer

7. Individual or Joint/Group Filing (Check Applicable Line)

   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security     |2.      |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                         |  Transaction  |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                         |        |      |                                  |  Beneficially     |(D)or |                           |
                         |        |    | |                  | A/|           |  Owned at         |Indir |                           |
                         | Date   |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
-----------------------------------------------------------------------------------------------------------------------------------|
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock             |6/12/01 |J(1) | |   2,935,104.2   | A |    (1)    | 2,935,104.2       | D,I  |    (1)                    |
-----------------------------------------------------------------------------------------------------------------------------------|
                         |        |     | |                 |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
                         |        |     | |                 |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|

Explanation of Responses:

(1) See attached notes.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
4(b)(v).

                                                                          (Over)
                                                                 SEC 1474 (7-96)
                                                                     Page 1 of 2

-----------------------------------------------------------------------------------------------------------------------------------
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
-----------------------------------------------------------------------------------------------------------------------------------|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
-----------------------------------------------------------------------------------------------------------------------------------|
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Options (right  | $18.00 |6/12/| A  | |  350,000  | A | (2) |6/11/| Common    |350,000 | n/a   | 350,000    | D |            |
to acquire)           |        |01   |    | |           |   |     |11   | Stock     |        |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Collar Adjustment     | (3)    |6/12/|J(3)| |   (3)     | A | (3) | (3) | Common    |  (3)   | n/a   |   (3)      | I |  (3)       |
to acquire and        |        |01   |    | |           |   |     |     | Stock     |        |       |            |   |            |
obligaton to dispose) |        |     |    | |           |   |     |     |           |        |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Profit Participation  | (4)    |6/12/|J(4)| |   (4)     | A | (4) | (4) | (4)       |  (4)   | n/a   |   (4)      | I |  (4)       |
(right to acquire)    |        |01   |    | |           |   |     |     |           |        |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |           |        |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|

Explanation of Responses:

     (2), (3) and (4) See attached notes.


                                               /s/ Peter C. Georgiopoulos
                                               --------------------------------
                                               ** Signature of Reporting Person


                                               August 12, 2002
                                               -----------------
                                               Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                                          Page 2
                                                                 SEC 1474 (7-96)

                                     FORM 4


         Name of Reporting Person:             Peter C. Georgiopoulos

         Issuer Name and Ticker
         or Trading Symbol:                    General Maritime Corporation
                                               ("GMR")

         Statement for Month/Year:             June 2001


                                      Notes
                                      -----


     (1) The reporting person, directly or through controlled entities, received the reported shares in a recapitalization of the issuer on June 12, 2001 which initially closed following effectiveness of the issuer's initial public offering. As part of the recapitalization, the reporting person received shares in exchange for his general partnership interests in seven limited partnerships owning ocean-going tanker vessels that were contributed by various persons in the recapitalization to the issuer. The reporting person also received shares in exchange for a management company contributed to the issuer. Under the exchange formula relating to the management company, the reporting person received that number of shares which, when valued at the IPO price, were equal in value to 10% of the difference between
          (i) the aggregate adjusted net asset value of 22 vessels contributed by various persons (directly or indirectly) to the issuer (based on a formula prescribed for this purpose) and (ii) the pre-IPO capitalization of the issuer.

          Among the entities controlled by the reporting person are entities which are non-managing members of certain limited liability companies which exchanged vessel-owning subsidiaries for shares of the issuer subsequent to the closing of the recapitalization. Those shares have not been distributed by the limited liability companies to their members, and, accordingly, the reporting person's interest in such shares is not reported on the form.

          Approximately 1,352,034 of the shares received by the reporting person in the recapitalization were initially deposited into a series of escrow accounts. Of these, approximately 297,149 were deposited into a purchase price calculation escrow account, approximately 297,149 were deposited into an indemnity escrow account and approximately 757,736 were deposited in a collar adjustment escrow account.

          The plan of recapitalization provided that shares in the price calculation escrow account would be reallocated at a later date based upon the closing balance sheets of the entities and assets contributed by various persons to the issuer as of the time of the recapitalization. This amendment is being filed to reflect the fact that, as a result of the price recalculation which became final in July 2002, approximately 36,375 shares which were reported as being beneficially owned by the reporting person on the reporting person's Form 4 (for the month of June 2001) were reallocated to other parties to the recapitalization, reducing the number of shares of common stock of which the reporting person has beneficial ownership to 2,935,104.2.

          In the event of a breach of representations and warranties made as of the time of closing of the recapitalization, shares in the indemnity escrow account would have been recovered by the issuer. No claim was made by the issuer in respect of such a breach of representations and warranties and, as a result, the reporting person did not have to relinquish any shares held for his account in the indemnity escrow. The collar adjustment escrow account is discussed in note 3 below.

     (2) The options vest in equal installments on each of the first four anniversaries of June 15, 2001, the closing date of the IPO.

     (3) The reporting person, through controlled entities, will have the right to receive additional shares from the collar adjustment escrow or be obligated to relinquish shares held in this escrow depending on the average closing price of common stock during the twenty trading days ending on June 12, 2002 (the one year anniversary of the IPO) or, if earlier, the time at which the Issuer consummates a secondary offering or offerings of at least one-third of the shares issued in the recapitalization. No such offering occurred prior to June 12, 2002. Based on the relevant closing prices, it is anticipated that the reporting person will be required to relinquish 757,736 shares pursuant to the adjustment.

     (4) A controlled affiliate of the reporting person is a party to an agreement with an owner of 50% of the equity in an entity which owned one of the vessels acquired by the issuer following the IPO. Pursuant to this agreement, this affiliate is entitled to receive 20% of the net profits of the 50% equity owner's investment, which, as a result of the issuer's acquisition of the vessel, is in the form of shares of the issuer. The agreement does not specify the form or the time frame in which the profit interest of the reporting person's affiliate must be paid out. By reporting this arrangement, the reporting person does not concede that this arrangement is a derivative security for purposes of Section 16.